Exhibit 99.1

Shanda Interactive Entertainment Limited
Notice of Annual General Meeting of Shareholders
To Be Held on October 18, 2005

On October 18, 2005, Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China, at 10:00 a.m. local time for the following purposes:

1.	The election of nine directors.

2.	The approval of 2005 Equity Compensation Plan.

3.	In addition, the meeting will transact any other business properly brought before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 9, 2005 can vote at this meeting or any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Donglei Zhou, Director of Investor Relations, Shanda Interactive Entertainment Limited, No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China, not later than 48 hours prior to the meeting.

By Order of the Board of Directors,

/s/ Tianqiao Chen

Tianqiao Chen

Chairman and Chief Executive Officer

Shanghai, China
September 20, 2005

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on October 18, 2005 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Donglei Zhou, Director of Investor Relations, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 9, 2005 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of September 6, 2005, 142,599,266 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, of which approximately 55,113,338 were represented by ADSs. The holders of a majority of the issued and outstanding shares of the Company entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative shall form a quorum for all purposes.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting, (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding ordinary shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted FOR proposal 1, proposal 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York may vote those ordinary shares at the annual general meeting.

The Bank of New York and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals for the 2006 Annual General Meeting

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2006 annual general meeting must be received by May 31, 2006 at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

Nomination of Board of Directors

The board of directors has nominated seven of our nine current directors and two new directors for election at the 2005 annual general meeting. The two new directors, Chengyu Xiong and Jingsheng Huang, have been nominated to take the place of Hongliang Lu and Ruigang Li, who are retiring from their positions as directors. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to fifteen board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of September 1, 2005 and the principal positions currently held by them are as follows:

Name	Age	Position
Tianqiao Chen(1)	32	Chairman of the Board of Directors and

		Chief Executive Officer

Jun Tang.	43	Director and President

Danian Chen.	27	Director and Senior Vice President

Qianqian Luo(1).	29	Director

Mark Evans(2).	47	Director

Haibin Qu.	31	Director and Senior Vice President

Shujun Li.	33	Director, Vice President and Chief Financial Officer

Chengyu Xiong(3).	51	Nominee for Director

Jingsheng Huang(3).	48	Nominee for Director

(1) Member of the compensation committee.
(2) Member of the audit committee.
(3) If elected, Messrs Xiong and Huang are expected to be appointed to the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen was granted the Rising Business Star award by China Central TV, China’s official national television network, in its recent selection of China’s top annual business personalities for 2003. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.

Jun Tang has served as our president since February 2004 and as our director since April 2004. Prior to joining us, Mr. Tang served as the president of Microsoft China Co., Ltd. from March 2002 to January 2004 and the general manager of Microsoft Asia product support and service and Microsoft Global Technical Engineering Center from January 1998 to March 2002. He received the Microsoft Chairman Bill Gates Award in 1998 and the Microsoft Top Honor Award in 2002 from Microsoft Corporation, and remains the honorary president of Microsoft China Co. Ltd. In 2002, he founded Intertex Company, a software and entertainment company, in California. Mr. Tang received his doctorate degree, master’s degree and bachelor’s degree in the U.S., Japan and China, respectively.

Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen served as our vice president and director of products until July 2003 and has served as a senior vice president since that time. Mr. Danian Chen has served on our board of directors since our inception. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.

Qianqian Luo has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

Mark Evans has served as our director since April 2004. Mr. Evans has been a General Partner of Benchmark Capital, a U.K. based venture capital firm, since 2002 and currently serves on the boards of a number of private companies. Mr. Evans previously held a variety of senior management positions within Goldman Sachs, including serving as the Chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans holds an MLitt in Economics from the University of Oxford and a BA in Economics from Queen’s University in Canada.

Haibin Qu has served as our senior vice president since July 2003 and as our director since April 2004. Mr. Qu previously served as our vice president from September 2002 to June 2003, and served as our director of business development from February 2000 to August 2002. Previously, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.

Shujun Li has served as our chief financial officer since November 2003 and vice president since July 2003. Mr. Li became a member of our board of directors in April 2005. Mr. Li previously served as our director of investment and overseas business from March 2002 to July 2003. Prior to joining us, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a master’s degree in economics from Nankai University and a bachelor’s degree in English from Hebei Normal University.

Chengyu Xiong is nominated to serve as our director following the 2005 Annual General Meeting. Dr. Xiong received his doctor’s degree from Brigham Young University in the United States in 1994. As Professor and Deputy Dean, School of Journalism & Communication, Dr. Xiong is the director of the Center for New Media Studies and the director of the Center of Cultural Industry, Tsinghua University. Dr. Xiong has written, edited and translated numerous books and articles.

Jingsheng Huang is nominated to serve as our director following the 2005 Annual General Meeting. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunication and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital, Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Beginning in October 2005, Mr. Huang will serve as Managing Director at Bain Capital. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected. Shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Meetings and Committees of the Board of Directors

Following our IPO in May 2004, our board met in person or passed resolutions by unanimous written consent seven times during the remainder of that year. Only one of our directors attended fewer than 75% of all the meetings of our board and its committees on which he or she served after becoming a member of our board. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board has two committees, the audit committee and compensation committee. Mark Evans, Hongliang Lu and Ruigang Li are currently the members of the audit committee. Following the 2005 Annual General Meeting, it is expected that Chengyu Xiong and Jingsheng Huang, if elected, will be appointed to the audit committee in place of Hongliang Lu and Ruigang Li, who will be retiring. Tianqiao Chen, Qianqian Luo and Ruigang Li are currently the members of the compensation committee. Tianqiao Chen and Qianqian Luo are expected to continue in those roles following the retirement of Ruigang Li. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

In 2004, our audit committee met in person or passed resolutions by unanimous written consent six times. Each member of our audit committee satisfies the “independence” and financial literacy requirements of the Nasdaq’s listing standards. Our board has also concluded that Mark Evans meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission. Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Compensation of Directors

In 2004, we granted stock options under our 2003 stock option plan to each of our four outside directors. Other than these stock option grants and customary travel expense reimbursement, we did not provide any other compensation to our non-executive directors in 2004.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We expect to enter into similar indemnification agreements with our two new directors if they are elected at the 2005 Annual General Meeting.

PROPOSAL 2
APPROVAL OF 2005 EQUITY COMPENSATION PLAN

In August 2005, our board of directors established the 2005 Equity Compensation Plan (the “2005 Plan”) subject to shareholder approval. The following description of the 2005 Plan is a summary only and is qualified in its entirety by reference to the full text of the terms and provisions of the 2005 Plan, a copy of which is attached hereto as Appendix A.

Purpose of the 2005 Plan

The 2005 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons.

Authorized shares

The amount of ordinary shares of the Company, par value US$0.01, authorized for issuance under the 2005 Plan will be limited to 7,449,235, which is currently equal to approximately 5% of the issued and outstanding ordinary shares of the Company plus ordinary shares reserved for issuance, but not yet issued, under the 2003 Plan.

2005 Plan Administration

Our compensation committee, or certain designated members of our compensation committee, will serve as the “Administrator” under the 2005 Plan and will be able to determine the terms and conditions of awards under the 2005 Plan, subject certain limitations set forth in the 2005 Plan. The Administrator will also be responsible for making grants in accordance with the 2005 Plan. For example, as with our 2003 Plan, the Administrator will determine who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price and whether awards are settled in shares or cash.

Eligibility and Number of Options Awarded

Any of our directors, officers and employees may be granted options. In addition, at the discretion of the Administrator, individual consultants or advisors may also be granted options, subject to certain limitations. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by the Administrator.

Acceleration of Vesting in Certain Circumstances

Under the 2005 Plan, options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Thus, where the grantee’s employment by or service with us has terminated, the options will terminate and become unexercisable at the discretion of the Administrator. However, in circumstances where there is a death or disability of the grantee, the vesting of options may be accelerated to permit immediate exercise of all options granted to a grantee.

Issuance and delivery of shares under the 2005 Plan

Subject to shareholder approval of the 2005 Plan, our officers will be authorized on our behalf to issue or deliver shares in payment of the awards granted under the 2005 Plan, subject to the terms and conditions specified in the 2005 Plan. In addition, ordinary shares delivered under the 2005 Plan may be issued or transferred in consideration of cash, rights, services, shares, other securities, property, or rights, obligations assumed or such other lawful consideration, as may be approved from time to time by our compensation committee in accordance with the terms of the 2005 Plan and applicable law.

Future Modifications

Our board of directors may amend, alter, suspend, or terminate the 2005 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of a person who has been granted options under any option granted prior to that date, the approval of such person.

Termination of the 2005 Plan

Without further action by our board of directors, the 2005 Plan will terminate at the close of business on October 17, 2015.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE APPROVAL OF THE 2005 EQUITY COMPENSATION PLAN

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate
that the sender is a shareholder, to our board of directors
or to any individual director by mail to Shanda Interactive
Entertainment Limited, No. 1 Office Building, No. 690 Bibo
Road, Pudong New Area, Shanghai, 201203, China.
 Attention: Donglei Zhou, Director of Investor
Relations.

2)	Our Director of Investor Relations will be responsible for
the first review and logging of this correspondence and will forward the communication to the director or directors to
whom it is addressed unless it is a type of correspondence
which our board has identified as correspondence which may
be retained in our files and not sent to directors.
Our board of directors has authorized the Director of
Investor Relations to retain and not send to directors
communications that: (a) are advertising or promotional in
nature (offering goods or services), (b) solely relate to
complaints by clients with respect to ordinary course of
business customer service and satisfaction issues, or (c)
clearly are unrelated to our business, industry, management
or board or committee matters. These types of communications will be logged and filed but not circulated to directors.
Except as set forth in the preceding sentence, the Director
of Investor Relations will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to
members of our board for inspection. At least once each
year, the Director of Investor Relations will provide to our board a summary of the communications received from
shareholders, including the communications not sent to
directors in accordance with screening procedures approved
by our board.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Tianqiao Chen

Tianqiao Chen

Chairman of the Board of Directors and

Chief Executive Officer

Dated: September 20, 2005